210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrollment in U.S. Phase 2 Study of REOLYSIN® in Non-Small Cell Lung Cancer

CALGARY, AB, --- March 5, 2013 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that it has completed patient enrollment in a Phase 2 clinical trial evaluating intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours (REO 016).

This trial is a single arm, single-stage, open-label, Phase 2 study of REOLYSIN given intravenously with paclitaxel and carboplatin every three weeks. Patients received four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN, following which REOLYSIN could be continued as a monotherapy.

Eligible patients included those with metastatic or recurrent NSCLC with Kras or EGFR-activated tumours, who had not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in Kras or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

The Company previously reported in November 2012 that 33 patients had received Reovirus (REOLYSIN) (3 x 1010 TCID50) intravenously daily on days one to five, in combination with carboplatin and paclitaxel. Molecular tumor demographics included: 16 Kras, three EGFR, four BRAF mutations, and 10 EGFR amplified only. Response evaluation data reported among 30 evaluable patients showed 27 patients had stable disease or better for a 90% clinical benefit rate (nine partial response (PR) (30%) and 18 stable disease (SD) (60%)). Three patients had progressive disease (PD) as their best response.

“We have seen encouraging results in both this and other trials looking at primary and metastatic lung disease and are continuing to push our lung program forward on that basis,” said Dr. Brad Thompson, President and CEO of Oncolytics.  “We have extended our work in this indication beyond this drug combination and are currently evaluating REOLYSIN in conjunction with docetaxel or pemetrexed in a second line open-label, randomized, non-blinded, Phase II clinical study sponsored by the NCIC Clinical Trials Group at Queen's University in Kingston, Ontario that will enroll up to 150 squamous cell and adenocarcinoma of the lung patients.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the Phase 2 non-small cell lung cancer trial of REOLYSIN in combination with paclitaxel and carboplatin, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com